UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

Exide Technologies
(Name of Issuer)

Common stock, $0.01 par value
(Title of Class of Securities)

302051206
(CUSIP Number)

D. E. Shaw & Co., L.P. Attn: Compliance Department 1166 Avenue of the Americas, 9th Floor New York, NY 10036 212-478-0000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302051206
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Galvanic Portfolios, L.L.C. FEIN 46-0698436
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,173,617(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,173,617(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,173,617(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.6%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	As of May 11, 2015, the number of shares of Common Stock, par value $0.01 of the Company (the “Shares”) beneficially owned by the Reporting Person includes 761,750 Shares and $29,852,721 aggregate principal amount of 7% Second Lien Senior Secured Convertible PIK Notes due 2025 (the “Second Lien Notes”), which are currently convertible into 3,411,867 Shares.

CUSIP No. 302051206
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Manager II, L.L.C. FEIN 46-0698590
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,173,617(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,173,617(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,173,617(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.6%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	As of May 11, 2015, the number of Shares beneficially owned by the Reporting Person includes 761,750 Shares and $29,852,721 aggregate principal amount of Second Lien Notes, which are currently convertible into 3,411,867 Shares.

CUSIP No. 302051206
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Adviser II, L.L.C. FEIN 46-0698533
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,173,617(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,173,617(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,173,617(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.6%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	As of May 11, 2015, the number of Shares beneficially owned by the Reporting Person includes 761,750 Shares and $29,852,721 aggregate principal amount of Second Lien Notes, which are currently convertible into 3,411,867 Shares.

CUSIP No. 302051206
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.L.C. FEIN 13-3799946
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,173,617(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,173,617(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,173,617(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.6%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	As of May 11, 2015, the number of Shares beneficially owned by the Reporting Person includes 761,750 Shares and $29,852,721 aggregate principal amount of Second Lien Notes, which are currently convertible into 3,411,867 Shares.

CUSIP No. 302051206
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.P. FEIN 13-3695715
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,173,617(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,173,617(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,173,617(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.6%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

(1)	As of May 11, 2015, the number of Shares beneficially owned by the Reporting Person includes 761,750 Shares and $29,852,721 aggregate principal amount of Second Lien Notes, which are currently convertible into 3,411,867 Shares.

CUSIP No. 302051206
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David E. Shaw
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,173,617(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,173,617(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,173,617(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.6%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	As of May 11, 2015, the number of Shares beneficially owned by the Reporting Person includes 761,750 Shares and $29,852,721 aggregate principal amount of Second Lien Notes, which are currently convertible into 3,411,867 Shares.

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Shares of Exide Technologies, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 13000 Deerfield Parkway, Building 200, Milton, Georgia 30004.

Item 2. Identity and Background

(a), (f) This statement is filed on behalf of D. E. Shaw Galvanic Portfolios, L.L.C., a Delaware limited liability company (“Galvanic Portfolios”), D. E. Shaw Manager II, L.L.C., a Delaware limited liability company (“Manager II”), D. E. Shaw Adviser II, L.L.C., a Delaware limited liability company (“Adviser II”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), and David E. Shaw, a citizen of the United States of America (“David E. Shaw,” and together with Galvanic Portfolios, Manager II, Adviser II, DESCO LLC, and DESCO LP, collectively, the “Reporting Persons”). The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 3 and incorporated herein by reference.

(b) The business address and principal office, as applicable, of all Reporting Persons is 1166 Avenue of the Americas, 9th Floor, New York, NY 10036.

(c) The principal business of Galvanic Portfolios is that of a limited liability company focusing primarily on credit and credit-linked securities related investment strategies. Galvanic Portfolios does not have any executive officers or directors. The principal business of Manager II is to act as a manager to certain funds, including, without limitation, Galvanic Portfolios. The principal business of Adviser II is to act as an adviser to certain funds, including, without limitation, Galvanic Portfolios. The principal business of DESCO LLC is to act as a manager to certain entities, including, without limitation, Manager II. The principal business of DESCO LP is to act as an investment adviser to certain funds. DESCO LP is also the managing member of certain entities including, without limitation, Adviser II. D. E. Shaw & Co. II, Inc., a Delaware Corporation (“DESCO II Inc.”), is the managing member of DESCO LLC. D. E. Shaw & Co., Inc., a Delaware corporation (“DESCO Inc.”), is the general partner of DESCO LP. David E. Shaw is the President and sole shareholder of each of DESCO II Inc. and DESCO Inc.

(d) During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) On September 16, 2013, DESCO LP entered into a settled administrative proceeding (the “Settlement”) with the U.S. Securities and Exchange Commission (the “SEC”) relating to inadvertent violations of Rule 105 (“Rule 105”) of Regulation M under the Securities Exchange Act of 1934. Rule 105 prohibits buying an equity security made available through a public offering, conducted on a firm basis, from an underwriter or broker or dealer participating in the offering after having sold short the same security during the restricted period as defined in the rule. Rule 105 applies irrespective of the short seller’s intent in effecting the short sale. Pursuant to the Settlement, DESCO LP paid $447,794 in disgorgement, $18,192.37 in pre-judgment interest, and a civil penalty of $201,506. The Settlement also requires that DESCO LP “cease and desist from committing or causing any violations and any future violations of Rule 105.” The SEC order implementing the Settlement notes that in determining to accept DESCO LP’s offer to enter into the Settlement, the SEC considered “remedial acts promptly undertaken” by DESCO LP and “cooperation afforded to [SEC] staff” by DESCO LP. Except with respect to the matter described above, no Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired 761,750 Shares and $29,852,721 in aggregate principal amount of Second Lien Notes, which are currently convertible into 3,411,867 Shares (collectively, the “Subject Shares”), for investment purposes and for the purposes described below.

Pursuant to the Fourth Amended Plan of Reorganization of the Issuer (the “Plan”), as filed with the United States Bankruptcy Court for the District of Delaware on March 27, 2015, the Reporting Persons acquired the Subject Shares on April 30, 2015, upon the Issuer’s emergence from bankruptcy, (x) in exchange for the full and final satisfaction, settlement, release and discharge of and in exchange for such Reporting Person’s (1) claim against the Issuer as a lender of $43,523,275 (after the repayment of certain borrowings in cash) under the Issuer’s Amended and Restated Superpriority Debtor-In-Possession Credit Agreement, dated as of July 12, 2013, by and among the Issuer, JPMorgan Chase Bank, N.A., as DIP Agent, and the lenders party thereto, and (2) claim against the Issuer as a holder of $50,000,000 aggregate principal amount of the Issuer’s 8.625% Senior Secured Notes due 2018, (y) for $14,500,000 in cash to purchase Second Lien Notes pursuant to a Backstop Commitment Agreement, dated as of January 7, 2015 (as amended, the “BCA”) by and among the Issuer and certain other creditors of the Issuer, and (z) as fees in consideration of the Reporting Person’s backstop commitment provided pursuant to the BCA. The source of funds described above for Galvanic Portfolios was working capital.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Subject Shares for investment purposes in the ordinary course of business. Currently, the Reporting Persons are party to the Stockholders Agreement (see Item 6 below). As a result, the Reporting Persons may be deemed to beneficially own the securities of other parties to the Stockholders Agreement.

The Reporting Persons intend to regularly review their investment in the Issuer. Based on such review, as well as other factors (including, among other things, their evaluation of the Issuer’s business, prospects and financial condition, the market price for the Issuer’s securities, other opportunities available to them, and general market, industry, and economic conditions), the Reporting Persons, and/or other persons affiliated with them, may, and reserve the right to, engage in discussions with management and the board of directors of the Issuer (the “Board of Directors”) and other holders of the Shares, concerning the business (including, without limitation, the Issuer’s assets and capital structure) and the future plans of the Issuer, and with regard to strategies and potential transactions to maximize shareholder value, change their intentions, acquire additional securities of the Issuer, or sell some or all of their Subject Shares, on the open market, in privately negotiated transactions, or otherwise.

The Reporting Persons may formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D, and the exercise of such Reporting Persons’ rights under the Stockholders Agreement may result in (a) the acquisition or disposition of securities of the Issuer as a result of customary tag-along and drag-along provisions (see Item 6 below), (d) a change in the present Board of Directors pursuant to provisions relating to the designation of members of the Board of Directors (see Item 6 below), and (g) actions that impede the acquisition of control of the Issuer by any person due to the various limitations on actions by the parties to the Stockholder Agreement with respect to their Shares.

On May 1, 2015, the Issuer filed a Form 15 for the deregistration of the Shares under the Exchange Act. Such deregistration will take effect on July 30, 2015.

Item 5. Interest in Securities of the Issuer

(a), (b) On April 30, 2015, upon the Issuer’s emergence from bankruptcy and pursuant to the Plan, the Issuer issued 8,000,000 Shares and $279,983,104 in aggregate principal amount of the Second Lien Notes, which are currently convertible into 32,000,000 Shares, to certain of the Issuer’s former creditors. As of May 11, 2015, there were 8,000,000 Shares issued and outstanding.

The 761,750 Shares beneficially owned by the Reporting Persons represent approximately 9.5% of the issued and outstanding Shares, and the $29,852,721 in aggregate principal amount of Second Lien Notes beneficially owned by the Reporting Persons (the “Subject Notes”) are currently convertible into 3,411,867 Shares, which represents approximately 29.9% of the outstanding Shares, after giving effect to the conversion of the Subject Notes into Shares. The 4,173,617 Shares beneficially owned by Galvanic Portfolios, which Galvanic Portfolios has the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition of), represent approximately 36.6% of the outstanding Shares, after giving effect to the conversion of the Subject Notes. In addition, as described in Item 6 of this Schedule 13D, the Reporting Persons may be deemed to beneficially own the Shares held by the other Stockholders (as defined below) party to the Stockholders Agreement (as defined below). While the Reporting Persons disclaim beneficial ownership of the Shares held by other Stockholders party to the Stockholders Agreement, except to the extent of the Reporting Persons’ pecuniary interest therein, if the Reporting Persons are deemed to beneficially own such Shares in addition to the Subject Shares, such Shares would represent approximately 96.4% of the outstanding Shares, after giving effect to the conversion of the Second Lien Notes owned by the Stockholders party to the Stockholders Agreement. The Reporting Persons disclaim beneficial ownership of the Shares held by other Stockholders party to the Stockholders Agreement, except to the extent of the Reporting Persons’ pecuniary interest therein.

Manager II, as the manager of Galvanic Portfolios, and Adviser II, as the investment adviser of Galvanic Portfolios, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. DESCO LLC, as the managing member of Manager II, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. DESCO LP, as the managing member of Adviser II, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. On May 11, 2015, the Reporting Persons beneficially owned 36.6% of the outstanding Shares. None of DESCO LP, DESCO LLC, Adviser II, or Manager II owns any of the Subject Shares directly, and each of DESCO LP, DESCO LLC, Adviser II, and Manager II disclaims beneficial ownership of the Subject Shares.

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of DESCO LP, which in turn is the managing member of Adviser II, and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of DESCO LLC, which in turn is the managing member of Manager II, David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares as described above. Therefore, David E. Shaw may be deemed to be the beneficial owner of the Subject Shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of May 11, 2015, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owned any Shares other than those set forth in Item 5.

(c) None of the Reporting Persons has transacted in the Shares or the Second Lien Notes during the past sixty days.

(d) No person other than the Reporting Persons or any of the persons set forth in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 30, 2015, in connection with the Issuer’s emergence from bankruptcy, certain holders of the Shares, including Galvanic Portfolios (collectively, the “Initial Stockholders”), entered into a Stockholders Agreement with the Issuer (the “Stockholders Agreement”), the material terms of which are described below.

Election of Directors

As further described below, pursuant to the Stockholders Agreement, the Reporting Persons and certain other Initial Stockholders have the right, at their respective discretion, to designate one or more members of the Board of Directors. Such right may be exercised by the applicable Initial Stockholder(s) by notification to each other stockholder who agrees to be bound by the Stockholders Agreement (collectively, the “Stockholders”), and each Stockholder is then required to vote its Shares to ensure the election of such Initial Stockholder(s)’ designee(s). The following describes the provisions of the Stockholders Agreement permitting Stockholders to designate members of the Board of Directors (the “Designation Provisions”):

(x)	Each Initial Stockholder that has an aggregate ownership of Shares representing at least 20% of the issued and outstanding Shares (disregarding (i) dilution from any issuances of Shares or similar equity securities of the Issuer (including, for the avoidance of doubt, pursuant to the exercise, conversion or exchange of any securities convertible into or exchangeable or exercisable for Shares) and (ii) accretion from the purchase of Shares by the Issuer pursuant to the Issuer’s right of first refusal (as described below, the “ROFR”)) is permitted to designate two individuals to the Board of Directors;

(y)	Each Initial Stockholder that has an aggregate ownership of Shares representing at least 9% but less than 20% of the issued and outstanding Shares (disregarding (i) dilution from any issuances of Shares or similar equity securities of the Issuer (including, for the avoidance of doubt, pursuant to the exercise, conversion or exchange of any securities convertible into or exchangeable or exercisable for Shares) and (ii) accretion from the purchase of Shares by the Issuer pursuant to the ROFR) is permitted to designate one individual to the Board of Directors; and

(z)	Initial Stockholders that hold an aggregate of at least a majority of the Shares held by all Initial Stockholders who have an aggregate ownership of Shares representing at least 3% but less than 9% of the issued and outstanding Shares (disregarding (i) dilution from any issuances of Shares or similar equity securities of the Issuer (including, for the avoidance of doubt, pursuant to the exercise, conversion or exchange of any securities convertible into or exchangeable or exercisable for Shares) and (ii) accretion from the purchase of Shares by the Issuer pursuant to the Issuer’s ROFR) (collectively, the “Minority Stockholders”) are permitted, as a group, to designate one individual.

Because the Reporting Persons have an aggregate ownership of Shares representing approximately 9.5% of the issued and outstanding Shares, for purposes of the Designation Provisions, they have the right to designate one individual to be elected to the Board of Directors in accordance with the Designation Provisions. Accordingly, the Reporting Persons may be deemed to beneficially own the Shares held by the other Stockholders that are party to the Stockholders Agreement. The Reporting Persons disclaim beneficial ownership of the Shares held by other Stockholders party to the Stockholders Agreement, except to the extent of the Reporting Persons’ pecuniary interest therein.

Minority Approval Rights

The Stockholders Agreement provides that the Issuer shall not take certain action without the prior consent of (x) MacKay Shields LLC, as investment advisor, and its affiliates, for so long as it holds (together with its affiliates) at least 25% of the issued and outstanding equity securities of the Issuer (disregarding (i) dilution from any issuances of Shares or similar equity securities of the Issuer (including, for the avoidance of doubt, pursuant to the exercise, conversion or exchange of any securities convertible into or exchangeable or exercisable for Shares) and (ii) accretion from the purchase of Shares by the Issuer pursuant to the ROFR) and (y) any of the Initial Stockholders, for so long as such Initial Stockholder holds (together with its affiliates) at least 8% of the issued and outstanding equity securities of the Issuer (disregarding (i) dilution from any issuances of Shares or similar equity securities of the Issuer (including, for the avoidance of doubt, pursuant to the exercise, conversion or exchange of any securities convertible into or exchangeable or exercisable for Shares) and (ii) accretion from the purchase of Shares by the Issuer pursuant to the ROFR). As further set forth in the Stockholders Agreement, such prohibited actions include mergers of the Issuer, sale of assets of the issuer having a fair market value in excess of $50,000,000, the consummation of an initial public offering, amendments to the governing documents of the Issuer and changes to the nature of the business of the Issuer.

The Stockholders Agreement also contains certain other provisions related to transfer restrictions, rights of first refusal, drag along and tag along rights, pre-emptive rights, and registration rights.

The foregoing summary the Stockholders Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Stockholders Agreement filed herewith as Exhibit 4, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1:	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated December 16, 2014.

Exhibit 2:	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated December 16, 2014.

Exhibit 3:	Joint Filing Agreement, dated May 11, 2015, between D. E. Shaw Galvanic Portfolios, L.L.C., D. E. Shaw Manager II, L.L.C., D. E. Shaw Adviser II, L.L.C., D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P. and David E. Shaw.

Exhibit 4:	Stockholders Agreement, dated April 30, 2015, among Exide Technologies and the stockholders listed on Schedule I thereto.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated December 16, 2014, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto as Exhibits 1 and 2 and incorporated herein by reference.

Dated: May 11, 2015

D. E. Shaw Galvanic Portfolios, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw Manager II, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw Adviser II, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

D. E. Shaw & Co., L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw